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Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

SBC Overview

Who We Are: SBC Communications
SBC Communications Inc. (NYSE: SBC), the nation's leader in telecommunications, is a Fortune 50 company with its headquarters in San Antonio, Texas. It owns 60 percent of Cingular Wireless®, offering the nation's largest wireless digital voice and data network. Its subsidiaries are the No. 1 providers of DSL (high-speed) Internet and the second-largest provider of long distance service.

What We Offer
With voice, data, wireless and video capabilities, SBC Communications Inc., through its subsidiaries, offers perhaps the industry's most robust portfolio of communications and entertainment services. The SBC brand has long been associated with dependable, high-quality local phone service for consumers and businesses. Today, the SBC brand is linked to a host of other advanced communications and entertainment services, including SBC Yahoo! DSL and SBC / DISH Network satellite TV. Additionally, SBC companies rank not only as the nation's second-largest local service provider but also as the nation's largest DSL provider, the second-largest long distance provider and one of the top Wi-Fi providers. SBC companies also deliver a level of value, choice and convenience unsurpassed by other providers. For example, SBC customers can receive Cingular Wireless services and other SBC services all on one monthly bill.

Not only consumers but also large and small businesses and government agencies are increasingly turning to SBC companies for basic voice service, complex IP-based voice, data networking solutions and managed services.

Our Reach
SBC companies serve consumers in 13 states: California, Nevada, Texas, Oklahoma, Kansas, Arkansas, Missouri, Michigan, Ohio, Illinois, Indiana, Wisconsin and Connecticut. About one-third of the U.S. population lives in these 13 states.

SBC companies serve the needs of business customers nationwide and internationally. With its own facilities in the top 50 U.S. markets and powerful IP and data backbone networks, SBC companies are a national player in the large-business customer arena, delivering a comprehensive portfolio of advanced voice, data, IP and managed services.

Our History
SBC companies trace their roots to the original Bell Telephone Co. Over the past several years, SBC Communications Inc. has completed several acquisitions, establishing itself as a national provider. These acquisitions include Ameritech (1999), Southern New England Telecommunications (1998) and Pacific Telesis Group (1997).

Our Commitment
SBC companies and their employees are committed to enriching and strengthening America's diverse communities through financial support and millions of volunteer hours. Last year, SBC companies contributed more than $67 million through corporate foundation and employee giving to support programs that enhance education and community vitality.

In 2004, Fortune magazine named SBC Communications Inc. as America's Most Admired Telecommunications Company, a distinction it has held for eight of the last nine years. Fortune also named SBC Communications Inc. as No. 1 in the industry in its Best Companies for Minorities rankings.

Voice

A New Generation of Voice Services
Voice service has a new ring to it. It's not just about dial tone anymore. Sure, consumers want reliable, high-quality voice service, but they also want communications devices, such as wireless phones, computers and PDAs, to work together seamlessly and with their traditional voice service. They want continuous access to information. And they want a consistent communications experience no matter where they are—at home, at work or on the road.

Integration Opportunities
By using IP technology to integrate the features and functionality of wireline, wireless, broadband and video products, SBC companies will deliver a new generation of communications services. The integrated services—some of which are available today, and some are on the way very soon—will deliver greater value, greater convenience and greater mobility to consumers.

SBC Services
VoIP.    The SBC residential VoIP service will roll out in early 2005. The service will use IP technology and a broadband Internet connection to deliver the services of traditional voice calling. This service will also have plenty of enhanced features, including a Web-based portal with advanced call-management capabilities (such as "find me" and "do not disturb") that will make it easier for consumers to manage their communications and busy lifestyles.

SBC Unified Communications.    A first-of-its-kind messaging service, SBC Unified Communications integrates wireline and wireless voice messages, faxes, and e-mail into a common online mailbox. This new service offers consumers a seamless messaging depot for retrieving, forwarding, and replying to voice messages or e-mail via a landline or wireless phone or online—in the same way that e-mail is handled today. The integrated message mailbox is accessible anywhere Internet access is available or via any phone. Additionally, SBC companies are working with Yahoo!® Inc. to integrate the current service features to work seamlessly with SBC Yahoo! e-mail, further enhancing the "one mailbox" service.

FastForward™.    The FastForward device is a special Cingular Wireless® phone "cradle" that automatically forwards Cingular calls to a preprogrammed landline home or work phone with SBC local service, while recharging the wireless phone batteries. Cingular subscribers enjoy continuous access to their calls, the clarity and quality of their wireline phone and preserve their wireless minutes.

Video

Compelling New Choices for Video
TV viewers want the ability to select their own channels and programs and watch what they want, when they want. With IPTV, SBC companies will deliver new service offerings that will change the way people experience TV viewing, giving consumers additional control and flexibility over the content they choose, versus the content that is prepackaged and delivered to them.

Integration Opportunities
By harnessing IP technology to deliver video, voice, data and other enhanced services and applications over a single network, SBC companies will eventually be able to give customers access to video services using many popular household devices, such as TVs, set-top boxes, PCs, PDAs and phones.

SBC Services
IPTV.    Beginning in late 2005, SBC customers will be able to experience a first-of-its-kind digital video entertainment experience with interactive services. Consumers will be able to select their content, rather than watch what is prepackaged and delivered to them. The service will include video on demand, digital video recording with remote access, multimedia interactive program guides and event notifications. Future features will include digital video recording with remote access.

SBC Home Entertainment Service.    This innovative service will integrate satellite TV programming, digital video recording, photo sharing and music through an award-winning new set-top box service—all tied together by the familiar SBC Yahoo! interface. Beginning in mid-2005, customers who have both SBC / DISH Network service and SBC Yahoo! DSL will be able to combine their communications and entertainment content into one easy-to-use package delivered to their TVs and stereos.

SBC / DISH Network:    The SBC / DISH Network satellite TV service will continue to offer consumers a powerful choice for their entertainment service that is priced competitively. Consumers will continue to enjoy the benefits of advanced services such as digital video recording and high-definition TV programming, as well as new enhancements, including video on demand, and new receivers featuring both high-definition and standard-definition digital video recording.

Wireless

Harnessing the Power of Wireless
Consumers expect the power to be constantly on and to be connected to their job, family and friends, the latest news and the world. Wireless makes all of this possible. Through Cingular Wireless®, which is 60 percent owned by SBC Communications Inc., consumers can enjoy the convenience and mobility that wireless technologies offer, whether they're at home, the office, the airport or the beach. And now that Cingular has completed its acquisition of AT&T Wireless, Cingular customers have access to the nation's largest digital voice and data network.

Integration Opportunities
Anytime, anywhere communications means more than just staying connected. To fully take advantage of voice and data services, customers need the ability to easily take advantage of the fastest connections available at a given time or location. SBC companies are enabling this by integrating wireless and wireline services. Either at home or in the office, customers can take advantage of fast, reliable wireline connections, while those on the move can catch up on e-mail or tap into office applications by using the growing network of SBC FreedomLink Wi-Fi hot spots or Cingular's nationwide broadband EDGE service. In the future, consumers will be able to use one device and move freely within the cellular, Wi-Fi or corporate WLAN (wireless local area network) environments for all of their voice, data and Web access needs, with a seamless hand-off from network to network.

Services
Cingular Wireless GSM/GPRS Service.    Through Cingular Wireless, SBC companies offer customers access to the largest digital wireless network in the United States and the greatest geographic reach and deepest spectrum of any carrier. For customers, that means fewer dead spots and dropped calls as they move around at home or across the country. To serve mobile business customers, the EDGE network service offers the fastest nationwide wireless data network. EDGE is available to more than 260 million people in more than 8,500 cities and towns.

In 2005, Cingular will begin building 3G UMTS (Universal Mobile Telecommunications System) with HSDPA (High-Speed Downlink Packet Access) networks in a number of markets. UMTS/HSDPA gives business customers high-speed Internet access, wireless-enabled enterprise productivity tools and audio/video streaming. It also enables a host of consumer services, such as high-resolution digital image and video capture and playback and advanced multiplayer gaming. Using UMTS/HSDPA, customers can make a wireless call while checking e-mail or browsing the Internet at high speeds.

Integrated Service Packages.    For traveling professionals, SBC companies will soon announce an integrated solution that will provide virtually anywhere, anytime access, via a laptop computer, to corporate e-mail and data networks as well as to the Internet. The package will combine SBC PremierSERVSM Network-Based Virtual Private Network (NVPN) services with unlimited SBC FreedomLink Wi-Fi access and unlimited wireless EDGE service from Cingular Wireless to enable secure connections to corporate networks. With special software, users will be able to easily connect to the highest-speed network available and adjust the connection as they change locations. A similar service package is designed for smaller businesses, combining FreedomLink and Cingular EDGE with SBC Yahoo! DSL Business Edition broadband service.

Broadband

Extending the Benefits of Broadband
Customers with a high-speed Internet connection want to access the information they want, when they want. They don't want loads of unwanted content pushed to them. Through an alliance with Yahoo!® Inc., SBC companies have led the industry in providing customers with a customized and personalized broadband experience. Compared with other broadband services, SBC Yahoo! DSL is, perhaps, the best-positioned to deliver the integrated digital services and applications that will enable consumers to access their selected content from almost anywhere with almost any device and with a consistent experience.

The Power of Integration
SBC companies will take integration to a whole new level, enabling SBC Home Entertainment System customers to enjoy the SBC Yahoo! experience beyond the PC, with all of their digital home entertainment applications, including satellite TV programming, video on demand, music on demand and photo sharing. With this integration of services, customers will have a new and powerful way for using their familiar, personalized SBC Yahoo! interface while enjoying their TVs and stereos.

Today SBC Yahoo! customers with Cingular Wireless® service can already enjoy some of these benefits with integration by accessing their personalized SBC Yahoo! portal content, e-mail or instant messaging on a Cingular handset.

The SBC Yahoo! interface will also be integrated with SBC FreedomLink Wi-Fi service, providing added functionalities that will give consumers even greater convenience.

The Power of SBC Services
SBC Yahoo! DSL.    SBC Yahoo! DSL provides an industry-leading package of fast speeds, communications services, content and security features that make it a natural foundation for integrating entertainment and mobile services. Expanding the SBC Yahoo! interface beyond the PC will provide the most innovative and integrated experience available, giving customers the convenience of accessing a range of communications and entertainment services virtually anytime, anywhere and from almost any device.

SBC FreedomLink Wi-Fi Service.    Backed by one of the nation's largest Wi-Fi networks, FreedomLink service provides the convenience of a wireless high-speed Internet connection at more than 5,000 locations nationwide, including select McDonald's restaurants, Barnes & Noble bookstores, The UPS Store®, Mail Boxes Etc.®, Caribou Coffee shops and airports. In the near future, integrating the consistent and familiar look and feel of the SBC Yahoo! interface with the SBC Wi-Fi service will provide travelers with even greater simplicity.

Lightspeed

PROJECT LIGHTSPEED
"Through Project Lightspeed, we will offer consumers an exciting video alternative to cable, providing unique features, interactivity and functionality unmatched in today's video market," said Lea Ann Champion, SBC IP operations and services senior executive vice president. "This is another step in the path toward real competition."

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  A new, IP-based network

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  An approximately $4 billion investment

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  Pushing fiber deeper into neighborhoods to reach 18 million homes by the end of 2007, using fiber-to-the-node and fiber-to-the-premise technologies

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  Delivering bandwidth from 20-25 Mbps for each customer to enable:

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  High-quality television with video on demand and rich media content

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  Super-high-speed broadband Internet service

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    VoIP service with enhanced features and functionalities

SBC IP Services
The power of IP, or Internet Protocol, is that it enables integration on one network, creating customer value and competitive differentiation. By using IP technology to deliver video, voice, data and other IP applications over a single network connection, the services are accessible and can be shared via any number of IP-enabled household devices, such as TVs, set-top boxes, PCs, PDAs or phones. However, each service, taken individually, offers superior value.

Video

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  Four high-quality TV streams, including high-definition TV

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  Instant channel-changing

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  Customizable channel lineups

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  Video on demand

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  Multimedia interactive program guides

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  Event notifications and remote access to IPG and digital videorecording function

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  Content-protection features and more

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  Delivered over a 100 percent digital IP network, with the latest technology in compression and Digital Rights Management

Internet

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  Dedicated connection Bandwidth on demand

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  Potential downstream rates of 20 - 25 Mbps and upstream speeds of 1 Mbps

Voice

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  Primary-line quality, whole-home voice solution

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  Web-based portal with advanced call-management capabilities

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  Future integration with wireless services

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  Enhanced features that simplify communications

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NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.

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SBC Overview
Voice
Video
Wireless
Broadband
Lightspeed